                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1

                            TREX MEDICAL CORPORATION
                            (Name of Subject Company)

                         TREX MEDICAL ACQUISITION, INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 89531R 10 1
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                               -------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $18,076,035        Amount of Filing Fee(2):  $3,615.21

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and
         (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                   $3,615.21
         Form or Registration No.:                 Schedule TO
         Filing Party:                             Thermo Electron Corporation
         Date Filed:                               October 25, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [X]      going-private transaction subject to Rule 13e-3.

         [X]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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




                            SCHEDULE 13D INFORMATION

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thermo Electron Corporation
           IRS No. 04-2209186
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [X]
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
NUMBER OF              7.    SOLE VOTING POWER
SHARES
BENEFICIALLY                 25,121,689
OWNED BY               ---------------------------------------------------------
EACH                   8.    SHARED VOTING POWER
REPORTING
PERSON WITH                  0
--------------------------------------------------------------------------------
9.         SOLE DISPOSITIVE POWER

           25,121,689
--------------------------------------------------------------------------------
10.        SHARED DISPOSITIVE POWER

           0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           25,121,689
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           78.6%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

         This Amendment No. 1 amends and supplements the Tender Offer and Rule 13e-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on October 25, 2000 (the "Schedule TO") relating to the offer by Trex Medical Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Trex Medical Corporation, a Delaware corporation (the "Company"), at a purchase price of $2.15 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(2). Except as expressly noted below, the disclosure in the Offer to Purchase that was incorporated by reference into the Schedule TO in response to the items referenced below continues to be incorporated by reference into the Schedule TO.

ITEM 4

         Item 4(a) is hereby amended and supplemented by adding the following to that section of the Schedule TO:

                  The Purchaser may only assert the failure of any condition to the Offer to be met, and may only waive a condition to the Offer, on or prior to the Expiration Date.

ITEMS 4, 6, 11 AND 13

         Items 4, 6, 11 and Items 6 and 7 of Item 13 are hereby amended and supplemented by adding the following sentence to those sections of the Schedule TO in lieu of the second sentence of the first paragraph of the Offer to Purchase under the caption "Special Factors - Certain Effects Of The Offer And The Merger - General" which was incorporated into the Schedule TO as originally filed:

                  Once the Merger is completed, the Public Stockholders will no longer be able to benefit from the sale of the Company to a third party; consequently, by accepting the Offer, a Public Stockholder will increase the likelihood that the Minimum Condition will be satisfied and preclude other Public Stockholders from benefiting from the possible sale of the Company to a third party.

ITEMS 5, 6 AND 13

         Items 5 and 6 and Items 5(c), 7, 8 and 12(e) of Item 13 are hereby amended and supplemented by adding the following to those sections of the Schedule TO at the end of the third paragraph under the caption "Special Factors
- Background To The Offer And The Merger - The Thermo Electron Reorganization" which was incorporated by reference into the Schedule TO as originally filed:

                  The Thermo Electron Board of Directors determined in January 2000 that a change in Thermo Electron's business strategy was necessary in order to achieve the following key objectives:

                  - A simplified corporate structure, which would be more efficient and cost effective to administer and would foster cooperation among business units. A less complex structure is also expected to be viewed favorably by investors, as it would allow the market more easily to understand Thermo Electron's operating and financial condition and potentially increase Thermo Electron's market valuation.

                  - Reduced costs and management distraction by eliminating the minority interest in Thermo Electron's public subsidiaries.

                  - A focus on a core group of instrument businesses, which Thermo Electron believes offer the greatest potential return for Thermo Electron's shareholders.

                  Thermo Electron determined to pursue these objectives even though the reorganization would eliminate the public equity interests in certain of its subsidiaries with public minority interests. Thermo Electron concluded that the public float in many of these subsidiaries had proven not to be sufficiently large and liquid to be attractive to institutional investors.

ITEM 13

         Items 7, 8 and 12(e) of Item 13 are hereby amended and supplemented by adding the following to those sections of the Schedule TO at the end of the second paragraph under the caption "Special Factors -- Position Of Thermo Electron As To Fairness Of the Offer And the Merger -- Other Factors" which was incorporated by reference into the Schedule TO as originally filed:

                 In the first half of 2000, the Company and the Advisor prepared a confidential information memorandum describing the Company's businesses and solicited proposals for an acquisition of the Company. As discussions with potential buyers progressed, Thermo Electron, the Company and the Advisor did not receive any bids for the Company in its entirety and determined that there was little interest among potential buyers in acquiring the Company as a whole and that the Company was more likely to find separate buyers for the sale of the Company's two core operating businesses. The Advisor therefore held simultaneous discussions with potential buyers for the Company's U.S. operations and for Trophy. In connection with the sale of its U.S. operations, several potential purchasers held discussions with the Company's management or conducted due diligence investigations of the U.S. operations. With respect to Trophy, the auction process for which is ongoing, over 20 potential buyers were contacted by the Advisor, and certain selected buyers have been provided an information memorandum and given access to a data room, management presentations and facility tours.
ITEM 13

         Items 7, 8 and 12(e) of Item 13 are hereby further amended and supplemented by adding the following to those sections of the Schedule TO as a final paragraph under the caption "Special Factors -- Position Of Thermo Electron As To Fairness Of The Offer And The Merger -- Other Factors" which was incorporated by reference into the Schedule TO as originally filed:

                  The Thermo Electron Special Committee relied upon a liquidation analysis in determining the fair value of the Company as the Company's Board of Directors had decided to sell the Company's two core operating businesses. The Thermo Electron Special Committee concluded that the different components of the Company's businesses and assets required the application of different valuation methodologies. With respect to the Company's two core operating businesses, the valuations relied upon by the Thermo Electron Special Committee reflected the Advisor's assessment of the going concern valuations of those businesses on the basis of the market values of those businesses. In particular, the Company's U.S. operations were sold to Hologic on a going concern basis following the completion of an auction process. Similarly, the Advisor conducted an auction process for the sale of Trophy on a going concern basis, and the indicative bids received in the auction process prior to the Thermo Electron Special Committee meeting on October 16, 2000 reflected the bidders' perceived value for Trophy. The Company's only other assets, which consisted of cash, short term investments and certain tax benefits, were valued on a net asset value basis, net of certain retained liabilities.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       TREX MEDICAL ACQUISITION, INC.

                                       By: /s/ John T. Keiser
                                           -------------------------------------
                                           Name:  John T. Keiser
                                           Title: President


                                       THERMO ELECTRON CORPORATION

                                        By: /s/ Theo Melas-Kyriazi
                                            ------------------------------------
                                            Name:   Theo Melas-Kyriazi
                                            Title:  Vice President and
                                                    Chief Financial Officer



Date:    November 6, 2000

                                  EXHIBIT INDEX

EXHIBIT         DESCRIPTION

12(a)(1)*       Offer to Purchase dated October 25, 2000

12(a)(2)*       Letter of Transmittal

12(a)(3)*       Notice of Guaranteed Delivery

12(a)(4)*       Letter from the Dealer Managers to Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees

12(a)(5)*       Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees

12(a)(6)*       Summary Advertisement as published on October 25, 2000

12(a)(7)**      Press Release issued by Thermo Electron on October 17, 2000

12(a)(8)*       Press Release issued by Thermo Electron on October 25, 2000

12(b)           None

12(c)*          Opinion of J.P. Morgan Securities Inc. dated October 16, 2000

12(d)           None

12(e)           Not applicable

12(f)* Summary of Appraisal Rights (Included in Exhibit 12(a)(1) in the section captioned "The Merger; Appraisal Rights")

12(g)           None

12(h)           None

-------------
*    Previously filed.

** Previously filed. The October 17, 2000 press release contained a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995. To the extent that the forward-looking statements in the October 17, 2000 press release relate to the tender offer that Trex Medical Acquisition, Inc. commenced on October 25, 2000, the safe harbor does not apply to such statements.


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